IN THE COURT OF CHANCERY FOR THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

JANA PARTNERS LLC,                             )
JANA PIRANHA MASTER FUND, LTD.                 )
AND JANA MASTER FUND, LTD.,                    )
                                               )
                                               )
                           PLAINTIFFS,         )  C.A. NO. _______________
                                               )
                v.                             )
                                               )
SOURCECORP, INCORPORATED,                      )
THOMAS C. WALKER,                              )
ED H. BOWMAN, JR.,                             )
G. MICHAEL BELLENGHI,                          )
MICHAEL J. BRADLEY,                            )
DAVID LOWENSTEIN,                              )
DONALD F. MOOREHEAD, JR. AND                   )
EDWARD M. ROWELL                               )
                                               )
                           DEFENDANTS.         )




                                    COMPLAINT
                                    ---------


          Plaintiffs JANA Partners LLC, JANA Piranha Master Fund, Ltd. and JANA Master Fund, Ltd. (collectively, "JANA" or "Plaintiffs") for their complaint against defendants SOURCECORP, Incorporated ("SOURCECORP," or the "Company") and its Board of Directors (collectively with SOURCECORP, "Defendants") allege as follows:

                             SUMMARY OF THE ACTION
                             ---------------------

          1. This is an action to remedy the wrongful subversion of corporate democracy. Plaintiffs seek declaratory relief to invalidate an extraordinary series of measures hastily adopted recently by the Board of Directors, the primary purpose of which was to entrench themselves and to disenfranchise the Company's stockholders.

          2. The Company was formed in 1994 and is in the business of providing "business process outsourcing solutions." Since its initial public offering on January 26, 1996, the Company has undertaken a massive expansion effort, acquiring 66 companies and divesting 22 operating units by sales or closures. During that period the share price has gone from over $44 per share in 2001 to a current price of approximately $20 per share, resulting in a loss of over $400 million in market capitalization.

          3. Under the current Board of Directors and management team, within just the past ten months the Company has admitted that its financial statements for previous fiscal periods from 2001 to 2004 were not presented in accordance with Generally Accepted Accounting Principles ("GAAP") and were materially false and misleading, and has been forced to restate prior years' financial statements. The Securities and Exchange Commission ("SEC") instituted an inquiry with respect to the Company in 2004, and in 2005 informed the Company that it had launched a formal investigation with respect to the Company which is still ongoing. The Company and its management also have been sued in numerous securities class action lawsuits and a stockholder derivative action has been filed against current and former officers and directors of the Company. During this period the Company has been in breach of its credit agreement and has been subjected to a delisting proceeding by the NASDAQ.

          4. In April, 2005, following questions raised by JANA - the beneficial owner of 13.2% of the Company's outstanding shares of common stock - regarding the performance and direction of the Company, the Board of Directors indicated to JANA that it would appoint a representative of

JANA to the Board. However, the Board deliberately prolonged the process of considering JANA's designated nominee through unnecessary delay and through changing and unreasonable requests, including at various points insisting that JANA be restricted in speaking with its Board representative, that JANA sacrifice its right to express its views as a stockholder and that JANA and its nominee agree to restrictions placed upon no other member of the Board. The Board then used this period of delay to take inequitable action by surreptitiously (i) amending the Company's By-Laws to, among other things, effectively frustrate stockholder suffrage, strip stockholders of their right to call a Special Meeting, and place significant burdens on the ability of stockholders to act by written consent; (ii) adopting a "Poison Pill"; and (iii) executing agreements with certain Board members and officers providing extended terms of employment and increased "Golden Parachutes."

          5. The Board amended the By-Laws and adopted the "Poison Pill" both without prior notice to stockholders or stockholder approval despite having had an opportunity to garner stockholder support (if possible) for these actions at the Company's Annual Meeting on May 23, 2005 - just five weeks earlier. The timing of these actions leaves little doubt that they were taken to prevent the possibility that JANA, a large stockholder that had expressed concerns about the direction of the Company, would call a Special Meeting or seek to take action by written consent, or acquire more shares of the Company.

          6. The By-Law amendments adopted by the Board of Directors stripped stockholders of the right to call a Special Meeting, whereas previously the holders of 25% of the shares could do so. The amendments also inserted a highly onerous and unusual series of requirements for stockholders to satisfy to even seek to act by written consent in order to discourage stockholders from doing so and to reduce the likelihood of successfully or timely doing so. To further disenfranchise the stockholders, the Board made these new By-Law amendments subject to repeal or amendment only by a supermajority vote (requiring two-thirds of the shares outstanding).

          7. The Poison Pill adopted by the Board would massively dilute the holdings of any stockholder acquiring 15% or more of the outstanding shares of common stock, and thereby make it more difficult for stockholders to increase their holdings and for the Company and its stockholders to attract takeover bids from third parties, despite the fact that no threat justifies such a step.

          8. The Poison Pill will not expire until 2015 and at no point prior to its expiration is stockholder renewal required. It was not adopted based on a reasonable belief that a danger to corporate policy and effectiveness existed such that defensive, anti-takeover measures were appropriate, and was not a reasonable response in relation to any threat to corporate policy or effectiveness.

          9. The revised employment contracts for two management Board members executed by the Board in May, 2005, contain excessive Golden Parachutes equal to more than three times their compensation. And the Board approved new employment contracts for eight other officers of the Company, also containing new or increased Golden Parachutes equal to as much as three times their compensation (not including "gross-ups" paid to the employees to compensate for excise taxes incurred by each employee in connection with the Golden Parachute payment).

          10. The actions by the Board and management of SOURCECORP were taken for the primary purpose of disenfranchising SOURCECORP's stockholders, for which there was no compelling justification. These actions serve to further entrench the Board and management at the expense of the Company and its stockholders, are inequitable and an improper use of the corporate machinery and should not be countenanced. JANA seeks a declaration invalidating the recent By-Law amendments and thereby restoring the By-Laws as they existed prior to the recent amendments so that JANA and the other stockholders may effectively exercise their rights as stockholders, and invalidating the Board's adoption of the Poison Pill and the rights authorized thereunder.

                                    PARTIES

          11. JANA Partners LLC ("JANA Partners") is a Delaware limited liability company with its primary place of business in San Francisco, CA. JANA Partners is a private money management firm which serves as the investment manager of several investment funds and accounts.

          12. JANA Partners is the beneficial owner of the SOURCECORP shares held by the various investment funds and accounts it manages, within the meaning of Rule 13d-3, because JANA Partners has the power to vote and dispose of those shares.

          13. JANA Piranha Master Fund, Ltd. ("JPMF") is a Cayman Islands exempted company and an investment fund managed by JANA Partners. JPMF holds 1,435,087 shares of SOURCECORP, which are under the control of its investment manager, JANA Partners, representing approximately 9.2% of the outstanding shares.

          14. JANA Master Fund, Ltd. ("JMF") is a Cayman Islands exempted company and an investment fund managed by JANA Partners. JMF holds 570,105 shares of SOURCECORP, which are under the control of its investment manager, JANA Partners, representing approximately 3.6% of the outstanding shares.

          15. JANA Partners also serves as the investment manager of an unaffiliated managed account that holds 60,000 shares in SOURCECORP, representing approximately .4% of the outstanding shares.

          16. Defendant SOURCECORP is a Delaware corporation with its principal place of business in Dallas, Texas. SOURCECORP is in the business of providing business process outsourcing solutions specializing in document and information management. SOURCECORP common stock trades on the NASDAQ market under the ticker symbol SRCP. The Company has approximately 15.67 million shares of common stock outstanding, of which the Plaintiffs beneficially own 2,065,192 shares, or 13.2%.

          17. SOURCECORP's Board consists of seven Directors (collectively, the "Director Defendants"), each of whom has been with the Company as a Director and/or part of the management team since at least 1996.

          18. Ed H. Bowman has been a Director and the President and Chief Executive Officer of SOURCECORP since November, 1995. Bowman received cash compensation from SOURCECORP of $635,000 and a grant of restricted stock valued at $1.895 million for the year ended December 31, 2004. Bowman's current annual base compensation is $625,000. In the event of a "change of control" of SOURCECORP, Bowman's employment contract guarantees him a lump-sum payment of five times the sum of his base salary plus maximum bonus, which would total at least $6.75 million, a "gross-up" payment to Bowman to cover certain liabilities to him triggered by that payment, as well as additional payments to Bowman to cover certain additional tax liabilities to Bowman triggered by each successive "gross-up." Bowman's employment contract was renewed in May, 2005, for a five-year term, with an automatic annual five-year renewal. According to SOURCECORP's most recent proxy statement, Bowman owns only 11,000 shares, or less than one-tenth of one percent, of the Company's outstanding stock (excluding restricted stock grants and unexercised options).

          19. Thomas C. Walker has been Chairman of the Board of SOURCECORP since the Company's inception in 1994. Walker is also Chief Development Officer of SOURCECORP, a position he has held since November, 1995. Prior to that time Walker held the positions of President and Chief Executive Officer of SOURCECORP. Walker received cash compensation from SOURCECORP of $340,000 for the year ended December 31, 2004. Walker's current annual base compensation is $350,000. In the event of a "change of control" of SOURCECORP, Walker's employment contract guarantees him a lump-sum payment of 3.64 times the sum of his base salary plus maximum bonus, which would total $2.1 million, a "gross-up" payment to Walker to cover certain tax liabilities to him triggered by that payment, as well as additional payments to Walker to cover certain additional tax liabilities to Walker triggered by each successive "gross-up." Walker's employment contract was renewed in May, 2005, for a two-year term, with an automatic annual two-year renewal. According to SOURCECORP's most recent proxy statement, Walker owns only 39,000 shares, or approximately a quarter of a percent, of the Company's outstanding stock (excluding restricted stock grants and unexercised options).

          20. G. Michael Bellenghi has been a Director of SOURCECORP since May, 2003. Before that time he served as a Director of SOURCECORP from the Company's inception in 1994 until May, 1999. According to SOURCECORP's most recent proxy statement, Bellenghi owns no shares of the Company's stock (excluding restricted stock grants and unexercised options).

          21. Michael J. Bradley has been a Director of SOURCECORP since 1996. From 1991-1996, Bradley served as a Director of Recordex, a predecessor of a SOURCECORP subsidiary. According to SOURCECORP's most recent proxy statement, Bradley owns only 6,000 shares, or less than one-tenth of a percent, of the Company's outstanding stock (excluding restricted stock grants and unexercised options).

          22. David Lowenstein has been a SOURCECORP Director since February, 1995. In the past, Lowenstein has also held the positions of Executive Vice-President, Treasurer and Chief Financial Officer at SOURCECORP. Lowenstein currently has a consulting agreement with the Company and received cash compensation from SOURCECORP of $178,023 for the year ended December 31, 2004, pursuant to the consulting agreement. In the event of a "change of control" of SOURCECORP, Lowenstein's consulting agreement also provides for a "Golden Parachute" lump sum payment to him of $1.5 million, notwithstanding the fact that he is not even an employee of the Company. According to SOURCECORP's most recent proxy statement, Lowenstein owns no shares of the Company's stock (excluding restricted stock grants and unexercised options).

          23. Donald F. Moorehead, Jr. has been a SOURCECORP Director since January, 1995. According to SOURCECORP's most recent proxy statement, Moorehead owns no shares of the Company's stock (excluding restricted stock grants and unexercised options).

          24. Edward M. Rowell has been a SOURCECORP Director since 1996. According to SOURCECORP's most recent proxy statement, Rowell owns only 300 shares, or less than one-tenth of a percent, of the Company's outstanding stock (excluding restricted stock grants and unexercised options).

          25. Given the Director Defendants' longstanding professional and economic relationships with SOURCECORP, and their miniscule actual stock holdings, it is not surprising that they seek to further entrench themselves, notwithstanding the fact that recent events indicate that they and their management team lack the judgment and ability to run the Company and create the maximum value for its stockholders.

             SOURCECORP'S RECENT LEGAL TROUBLES AND POOR PERFORMANCE

          26. In just the last ten (10) months, SOURCECORP has faced numerous financial and regulatory difficulties that have called into question the leadership and effectiveness of the Board and current management team.

          27. For example, SOURCECORP failed to file its September 30, 2004 Form 10-Q within the timeframe prescribed by the SEC, resulting in a default under its credit agreement with various lenders.

          28. On October 27, 2004, SOURCECORP announced that it was required to restate its earnings for the year ending December 31, 2003, as well as for the first two fiscal quarters of 2004, because it (1) materially overstated its revenue and earnings per share; (2) prematurely recognized revenue; and (3) did not prepare financial statements in accordance with GAAP.

          29. The price of SOURCECORP stock immediately fell $5.96 per share, or 27%, following the October 27, 2004, announcement that it had misstated its earnings for 2003 and the first two fiscal quarters of 2004. The restated financial statements for 2003 reflect earnings that are approximately 30% lower than previously reported.

          30. On November 16, 2004, SOURCECORP announced the receipt of a NASDAQ Staff Determination letter, which indicated that SOURCECORP stock was subject to delisting by NASDAQ for failing to timely file its Form 10-Q for the quarter ended September 30, 2004.

          31. On November 17, 2004, class action lawsuits were filed against SOURCECORP, defendant Bowman and SOURCECORP's CFO, Barry L. Edwards, to recover damages resulting from federal securities laws violations from May 7, 2003, through October 27, 2004, based upon publication of false and misleading financial information. SOURCECORP acknowledges that this lawsuit could subject the Company to "substantial damages" or other penalties.

          32. On December 28, 2004, a stockholder derivative action was filed against SOURCECORP's current and former officers and directors. The derivative action alleges breach of fiduciary duty, abuse of control, gross mismanagement, waste of assets, and unjust enrichment related to SOURCECORP's October 27, 2004, announcement that it had restated earnings.

          33. Things went from bad to worse for the Company on January 14, 2005, when it received confirmation from the SEC that it had converted its informal inquiry with respect to SOURCECORP's restated financials into a formal investigation that is still ongoing.

          34. Seven days later, on January 21, 2005, SOURCECORP again restated earnings - this time for the fiscal years ended December 31, 2001 and 2002. The restated financial statements for 2001 indicate that SOURCECORP suffered a net loss of approximately $21,000,000. The restated financial statements for 2002 reflect earnings that are approximately 26% lower than previously reported.

          35. In connection with the restatements, the Company also disclosed that it had made overpayments in connection with the acquisition of an operating subsidiary totaling over $25 million, causing a significant loss to stockholders and demonstrating a lack of proper controls at the Company

          36. On March 7, 2005, SOURCECORP issued a press release stating that it had concluded its internal investigation relating to the restatement of financial statements, but only said that it is still "working towards resolution based on the results of such investigation." SOURCECORP did not provide any details about any findings or a potential resolution. The press release also acknowledged the ongoing SEC formal investigation.

          37. Over the last four years, SOURCECORP's net income has fallen approximately 75%, from more than $32 million in 2000 to less than $8.1 million in 2004.

          38. SOURCECORP's stock price has fallen from over $44 per share on May 24, 2001, to under $20 per share as of July 1, 2005.

          39. Notwithstanding the Company's recent troubles and poor performance, the Director Defendants in May, 2005, rewarded themselves and management by extending the terms of employment and increasing the compensation of many management personnel, including defendants Bowman and Walker, and awarding "Special Bonuses" to defendants Bowman and Walker and an officer of the Company. The Board took this action shortly after JANA had first contacted the Board to express concerns about the direction of the Company.

          40. Bowman's new employment contract increases his base compensation, sets his potential bonus at 100% of his salary and extends his employment through December 31, 2009, with an automatic annual five-year renewal (unless prior notice of non-renewal is given to him according to the terms of the agreement). However, just last year, on or about January 1, 2004,

Bowman had executed his prior employment contract, which was not due to expire until December, 2008.

          41. Walker's new employment contract increases his base compensation, sets his potential bonus at 65% of his salary and extends his employment through December 31, 2006, with an automatic annual two-year renewal (unless prior notice of non-renewal is given to him according to the terms of the agreement). However, just last year, on or about January 1, 2004, Walker had executed his prior employment contract, which was not due to expire until December, 2005.

          42. The Director Defendants in May, 2005, also extended the employment and increased the compensation of eight other corporate officers.

          43. In addition, in a May 6, 2005 Form 8-K filing, SOURCECORP first disclosed "Special Bonuses" that were paid to defendants Bowman and Walker, and the Company's CFO, Edwards.

          44. SOURCECORP did not award defendant Bowman, defendant Walker or CFO Edwards cash bonuses in 2004 because the Company did not meet its performance target. Nevertheless, on May 6, 2005, SOURCECORP paid "Special Bonuses" to defendant Walker, defendant Bowman and CFO Edwards purportedly for their work on the Company's restatement of its financial statements, which included financial statements from the first and second fiscal quarters of 2004.

          45. Defendant Bowman was paid a "Special Bonus" of $325,000, which is more than 50% of his 2004 annual base compensation.

          46. Defendant Walker was paid a "Special Bonus" of $125,000, which is approximately 37% of his 2004 annual base compensation.

          47. Edwards was paid a "Special Bonus" of $175,000, which is more than 50% of his 2004 annual base compensation.

          48. Thus, the Company paid bonuses to these three executives for helping to restate earnings for fiscal periods for which the Company had refused to pay them bonuses in the first place due to poor financial performance, and at a time when the Company is being investigated for accounting irregularities by the SEC and facing substantial litigation arising from the performance of these very same executives.

                JANA'S COMMUNICATIONS WITH THE SOURCECORP BOARD

          49. By April, 2005, SOURCECORP was a company in trouble: it had restated its financial statements for 3 1/2 years, been named in class actions and a derivative lawsuit, was the subject of an SEC investigation, and had been in default under its loan obligations. JANA contacted the Company in April, 2005, to discuss the performance and direction of the Company. On April 29, 2005, representatives of the Company indicated to JANA in a phone call that the Board would appoint a person designated by JANA to the Board.

          50. In a May 11, 2005, Form 8-K filing with the SEC, the Company stated that it would consider a Board nominee proposed by JANA (although the Company claimed it had not agreed to appoint JANA's nominee "at this time").

          51. The Board and management, however, proceeded to delay the process of considering the appointment of JANA's nominee through a series of changing and unreasonable requests prior even to any consideration of the actual qualifications of JANA's nominee. The

Board and its representatives first required that, before its representatives would even meet with JANA's nominee, such nominee enter into a non-disclosure agreement containing unreasonable terms - including that JANA's nominee be restricted in speaking with JANA, that the nominee be restricted from purchasing stock of the Company for one year (whether or not such nominee was ever appointed to the Board) and that the agreement have an infinite duration.

          52. After several weeks of negotiations regarding the unreasonable non-disclosure agreement, the terms of an acceptable non-disclosure agreement had essentially been agreed upon. However, as a further stalling tactic, towards the end of these negotiations the Company next revealed that before appointing JANA's nominee to the Board, an entirely new agreement with even more onerous restrictions - including a non-disparagement clause preventing JANA from exercising its right as a stockholder to comment upon the Company - and which the Company admitted no other director of the Company had even been asked to sign would have to be signed by JANA and its nominee.

          53. The roadblocks systematically put in place by the Company during May and June, 2005, excessively delayed what should have been a simple meeting with a potential Board nominee. But there was a purpose behind the delay. At the very same time, unbeknownst to JANA, the Company was surreptitiously establishing a plethora of mechanisms to radically limit participation of the stockholders in the governance process. While JANA was misled to believe it was reaching an agreement to participate in the management of the Company by nomination of a director, the Board was concocting and enacting procedures to inequitably misuse the corporate machinery for the purposes of entrenching itself and management at the expense of the stockholders. It is clear from the timing of the Board's actions and the delaying techniques utilized to enable them that once JANA expressed concern regarding the direction of the Company, the Board feared that JANA might call a Special Meeting, seek to act by written consent and/or increase its holdings, and thus took these actions for the primary purpose of disenfranchising JANA and the other stockholders.

                    THE BOARD OF DIRECTORS AMENDS THE BY-LAWS

          54. Unbeknownst to JANA Partners, while it was negotiating in good faith with SOURCECORP in May and June, 2005, to resolve what it thought were the remaining obstacles to obtaining a position on the Board, the Board was scheming to put in place an extraordinary series of defensive measures that were hastily adopted by the Director Defendants to effectively frustrate the stockholder franchise, prevent stockholder participation and further entrench the Board and senior management.

          55. On June 24, 2005, the Director Defendants amended the SOURCECORP By-Laws (the "Amended By-Laws") to prevent stockholders from effectively exercising their rights as stockholders.

          56. The Board amended the Company's By-Laws both without prior notice to stockholders or stockholder approval despite having had an opportunity to garner stockholder support (if possible) for these actions at the Company's Annual Meeting on May 23, 2005 - just five weeks earlier.

          57. Previously, under Section 2 of the By-Laws, a collection of stockholders representing 25% of outstanding shares could request in writing that a Special Meeting of the stockholders be held. This 25% threshold had been a longstanding provision of the By-Laws. However, the June 24, 2005 amendments took away in its entirety the stockholders' right to call a Special Meeting. According to Section 2 of the amended By-Laws, only the Board of Directors, the Chairman of the Board or the President may call a Special Meeting, even if 100% of the stockholders wished to do so.

          58. This change in the By-Laws was intended to make it impossible for stockholders to meet and vote in a forum other than at the Company's Annual Meeting, the next of which will not likely take place until May, 2006 at the earliest.

          59. The Director Defendants also instituted a change in Section 5 of the By-Laws to ensure that at any meeting the Board can prevent the stockholders from taking any action by simply adjourning the meeting. Previously, under
Section 5 of the By-Laws, a meeting of the stockholders could only be adjourned by a majority of the stockholders at the meeting.

          60. However, in breach of their fiduciary duties, on June 24, 2005, the Director Defendants amended the By-Laws to take away the stockholders' right to adjourn a meeting. According to Section 5 of the Amended By-Laws only the "Chairman" of the meeting (which is defined in Section 6 of the By-Laws as the Chairman of the Board, the President or any Vice-President) may adjourn the meeting.

          61. The elimination of JANA's and the other stockholders' rights to convene a Special Meeting is particularly significant because it makes it much more difficult for stockholders to take action. At a Special Meeting, actions (such as the election and removal of Directors) generally could be approved by a majority of the quorum. As a quorum could be constituted with the presence of stockholders holding a mere majority of the outstanding shares, approval of action at a Special Meeting could be effected by the vote of far less than a majority of the outstanding shares. By contrast, action by written consent requires the approval of at least a majority of the outstanding shares. Thus, by stripping stockholders of the right to call a Special Meeting, the Board has changed the rules on the percentage of stockholders required to take action by increasing that percentage to protect themselves, and thus has tilted the playing field to its advantage.

          62. The Board also made it even more difficult for stockholders to act by written consent. Previously, under Section 9 of the By-Laws, gaining consent of stockholders to take action in lieu of a meeting required only the delivery of signed consents by the appropriate number of stockholders as would have been needed at a meeting of stockholders to take that action.

          63. However, Section 9 of the Amended By-Laws imposes a significant obstacle to stockholder action. Under the amended Section 9, before a stockholder may even SEEK consent from other stockholders, he must first request that the Board of Directors set a record date, ostensibly so the Company can determine the stockholders eligible to consent to corporate action in writing without a meeting. The record date set by the Board can be up to twenty days after the Company receives the stockholder request, significantly slowing the process for stockholder action in lieu of a meeting.

          64. The amendments to the By-Laws not only change the previous By-Laws, but introduce new sections that, similarly, interfere with the rights of stockholders. Section 10 of the Amended By-Laws requires a lengthy and involved submission to the Secretary of the Company prior to soliciting any written consent from other stockholders without a meeting. Specifically, in addition to the unprecedented requirement that the proponent of the consent deliver a proxy statement to the Company Secretary in order to even be able to request that a record date be set, and in addition to the information typically required for action by written consent, the submission must also contain:

                    (e) a description of any negotiations, transactions or contacts during the past two years between or among the stockholders of the Corporation or their affiliates seeking to take action by written consent without a meeting and any other person (including the identity of such other person) concerning any take-over bid, tender offer, exchange offer, merger, consolidation, business combination, recapitalization, restructuring, liquidation, dissolution, distribution, stock purchase or other extraordinary transaction involving the Corporation or any of its subsidiaries or the assets or securities of the Corporation or any of its subsidiaries;

                    (f) a description of any negotiations, transactions or contacts during the past two years between or among the stockholders of the Corporation or their affiliates seeking to take action by written consent without a meeting and any other person (including the identity of such other person) concerning any solicitation of proxies or consents from stockholders, any stockholder proposal, the election, removal or appointment of directors or executive officers of the Corporation or any of its subsidiaries or the policies, affairs or strategy of the Corporation or any of its subsidiaries; and

                    (g) such other information regarding each nominee or matter of business to be proposed as would be required to be included in solicitations of proxies, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.

          65. The requirements for disclosure of this information pursuant to
Section 10, and in particular the information required to be disclosed pursuant to subparagraphs (e) and (f) thereunder, which even federal proxy rules do not require, may be used by the Board to arbitrarily claim that a stockholder's submission fails to comply with these subjective requirements and thereby delay or even deny the stockholder's attempt to exercise its right to act by written consent. Both Sections 9 and 10 were obviously adopted for the true purpose of delaying or denying stockholder action by written consent.

          66. Section 11 of the Amended By-Laws is similarly complex and onerous. In order to propose business or nominate a person for election as a director at any meeting of the stockholders, the nominating stockholder must deliver notice to the Company at least 90 days but no more than 120 days before the meeting. In addition, the notice must set forth an incredible amount of detail regarding the proposed business or proposed nominee. In addition to the information typically required, the following information is required:

                    (e) a description of any negotiations, transactions or contacts during the past two years between the stockholder or its affiliates and any other person (including the identity of such other person) concerning any take-over bid, tender offer, exchange offer, merger, consolidation, business combination, recapitalization, restructuring, liquidation, dissolution, distribution, stock purchase or other extraordinary transaction involving the Corporation or any of its subsidiaries or the assets or securities of the Corporation or any of its subsidiaries;

                    (f) a description of any negotiations, transactions or contacts during the past two years between the stockholder or its affiliates and any other person (including the identity of such other person) concerning any solicitation of proxies or consents from stockholders, any stockholder proposal, the election, removal or appointment of directors or executive officers of the Corporation or any of its subsidiaries or the policies, affairs or strategy of the Corporation or any of its subsidiaries; and

                    (g) such other information regarding each nominee or matter of business to be proposed as would be required to be included in solicitations of proxies, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.

          67. The requirements for disclosure of this information pursuant to
Section 11, and in particular the information required to be disclosed pursuant to subparagraphs (e) and (f) thereunder, which even federal proxy rules do not require, may be used by the Board to arbitrarily claim that a stockholder's submission fails to comply with these subjective requirements and thereby delay or even deny the stockholder's attempt to exercise its voting rights.

          68. Not only did the Board make the above described changes to the By-Laws by amending Section 9 and adopting Sections 10 and 11, which erode the stockholders' rights to effect change, but it also made sure the stockholders could not easily eliminate these limitations on their voting rights by providing that these changes cannot be repealed or amended in any respect or in any manner except by a vote of the holders of not less than 66(2)/3 of the outstanding shares, whereas the prior By-Laws required only a vote by a majority of the shares outstanding. Additionally, whereas the stockholders could otherwise respond to these changes by calling a Special Meeting, they can no longer do so, and even at the Annual Meeting may now only make such changes by the vote of 66(2)/3 of the shares outstanding, whereas the prior By-Laws required only a vote by a majority of the shares outstanding.

          69. It is telling that the Board made these changes to the By-Laws, which significantly erode the effectiveness of the stockholders' ability to vote, a mere five weeks after the Annual Meeting, rather than raising the issue with the stockholders at the meeting.

                  THE BOARD OF DIRECTORS ADOPTS A "POISON PILL"

          70. In conjunction with adopting the Amended By-Laws, on June 24, 2005, the Board also adopted a stockholders' Rights Agreement (the "Rights Agreement" or the "Poison Pill") - also without prior notice to the stockholders or stockholder approval - to make it more difficult for stockholders to acquire more shares or for the Company to attract viable takeover bids and thereby further entrench themselves and management. The Poison Pill will not expire until 2015 and at no point prior to its expiration is stockholder renewal required.

          71. The Rights Agreement provides, among other things, a "flip-in" provision whereby non-acquiring stockholders are issued Rights to purchase a certain amount of additional SOURCECORP common stock at a reduced price in the event that a person acquires 15% or more of the Company's outstanding common stock (such a person is defined in the Rights Agreement as an "Acquiring Person"). The result of triggering the Poison Pill would be to dilute significantly the holdings of the Acquiring Person, making it very difficult for an Acquiring Person to take over the Company without the existing Board's consent or otherwise influence or control management.

          72. Specifically, under the Rights Agreement each holder of SOURCECORP common stock as of the close of business on July 4, 2005 (the "Record Date") received the right to purchase, for $90, 1/1000th of a share of preferred stock for every share of common stock held by such stockholder (the "Rights"). In the event of a "Triggering Event" - that is, an event rendering a person an Acquiring Person - the Rights entitle stockholders, other than the Acquiring Person, to obtain $180 worth of common stock for every Right held. At the same time, the Acquiring Person's Rights would become null and void, thereby significantly diluting the percentage of common stock owned by the Acquiring Person.

      EXCESSIVE "GOLDEN PARACHUTES" FOR MEMBERS OF THE BOARD AND MANAGEMENT

          73. On May 6 and 9, 2005, the Company executed new employment agreements with defendants Bowman and Walker, as well as eight other SOURCECORP officers. Each of those employment agreements contains a Golden Parachute provision, whereby the officer is guaranteed a large lump-sum payment in the event their employment is terminated within two years of a "change of control", regardless of whether the employee terminates the employment and regardless of the reason for termination, if any.

          74. Nationwide, in the wake of scandals such as Enron and Tyco, increased attention by the press, stockholders and politicians has been paid to the inequities of extravagant payouts to corporate directors and executives. Stockholders at many of the country's largest corporations are expressing their increasing intolerance of these payments. Alcoa, Bank of America, Home Depot and Hewlett-Packard have all recently acceded to stockholder demands to submit golden parachutes and other severance arrangements to stockholder votes.

          75. The SOURCECORP Board on the other hand deliberately waited until shortly after its 2005 Annual Meeting to increase the size of the Company's Golden Parachute payments and then took away its stockholders' right to call a Special Meeting to respond.

          76. Under the Golden Parachute provision in defendant Bowman's new employment agreement, upon a "change of control" and the termination of his employment by either party, Bowman will receive 5 times the sum of his annual salary and maximum potential bonus, which equals $6,750,000. Under the Golden Parachute provision in defendant Walker's new employment agreement, upon a "change of control" and the termination of his employment by either party, Walker will receive 3.64 times the sum of his annual salary and maximum potential bonus, which equals $2,102,100.

          77. Under the Golden Parachute provision in their respective new employment agreements, upon a "change of control" and the termination of his employment by either party, CFO Barry L. Edwards will receive 3 times the sum of his annual salary and maximum potential bonus, which equals $1,782,000; Division President Kerry Walbridge will receive 3 times the sum of his annual salary and maximum potential bonus, which equals $1,680,000; Division President David Delgado will receive 2 times the sum of his annual salary and maximum potential bonus, which equals $962,500; Division President Ronald Zazworsky will receive 2 times the sum of his annual salary and maximum potential bonus, which equals $997,500; Senior Vice-President, Secretary and General Counsel Charles S. Gilbert will receive 2 times the sum of his annual salary and maximum potential bonus, which equals $858,000; Chief Accounting Officer W. Bryan Hill will receive 2 times the sum of his annual salary and maximum potential bonus, which equals $660,000; Chief Information Officer Stephen W. Davis will receive 2 times the sum of his annual salary and maximum potential bonus, which equals $810,000; and Vice President of Corporate Development Ralph D. Burns will receive 1 times the sum of his annual salary and maximum potential bonus, which equals $432,000.


          78. In addition, each of these new employment agreements provides that SOURCECORP will make a "gross-up" payment to the respective Board member or officer to cover the 20% excise tax triggered by the Golden Parachute payment. Only the "base amount" of each Golden Parachute - equal to the average annual compensation over the prior five years - is not subject to the 20% excise tax where the total payments to the executive in connection with the "change of control" exceed 2.99 times the base amount. Thus, for example, of the Company's approximate $6,750,000 payment that the Board agreed to make to Bowman (based on his annual salary and maximum potential bonus), approximately $5,400,000 would be subject to a 20% excise tax, for which the Company has agreed to reimburse him. This does not even take into account the impact of other sources of income, such as options, that would further inflate the value of Bowman's Golden Parachute payment and, accordingly, inflate the cost to the

Company to reimburse him for the excise tax thereon. In addition, each of these new employment agreements also provides that SOURCECORP will make further "gross-up" payments to the respective Board member or officer to cover any tax liabilities to the respective Board member or officer triggered by each preceding "gross-up" payment. These "gross-up" payments for excise taxes dramatically increase the cost of each Golden Parachute to the Company and, ultimately, the stockholders.

          79. In addition to approving these extravagant severance payments, which were completely out of line with the Company's performance, and agreeing to reimburse the executive for the excise taxes incurred in connection with those payments, the Board also deprived the Company of valuable tax deductions that would otherwise be available in the absence of the excessive nature of the Golden Parachutes. Only the "base amount" of each Golden Parachute - equal to the average annual compensation over the prior five years - is deductible by the Company where the total payments to the executive in connection with the "change of control" exceed 2.99 times the base amount. Thus, for example, of the Company's approximate $6,750,000 payment that the Board agreed to make to Bowman (based on his annual salary and maximum potential bonus), only approximately $1,350,000 would be deductible by the Company - approximately $5,400,000 would not. This does not even take into account the impact of other sources of income, such as options, that would further inflate the value of Bowman's Golden Parachute payment. In addition, each successive "grossed-up" amount to be paid by the Company to Bowman (and others) constitutes even more Golden Parachute payments that would not be deductible by the Company.

          80. In the aggregate, the effect of the Golden Parachutes is that, if the Company is acquired in a transaction otherwise favored by its stockholders, over $15 million in consideration that otherwise could have gone to stockholders has been shifted into the pockets of certain Board members and management (without taking into account the payment to the Board members and officers of other sources of income, such as options, that would be triggered in connection with a "change of control").

          81. Thus, at a time when the Company is performing abominably, restating earnings and being investigated by the SEC, the Board has increased the cost to be borne by the Company in the event of a "change of control", and lowered the threshold to trigger the Golden Parachutes, thereby making it less likely that the Company will attract suitors and more likely that the Board will remain firmly entrenched and in control of SOURCECORP, and at the same time rewarding management for a job poorly done as stockholders continue to see a steady decline in the value of their shares.

               FIRST CAUSE OF ACTION FOR BREACH OF FIDUCIARY DUTY

(Seeking Declaration that the SOURCECORP Board's Adoption of the Amended By-Laws
  Violated its Fiduciary Duties and is Invalid and the By-Laws as they Existed
                 Prior to the Recent Amendments are In-Effect)

          82. Plaintiffs repeat and reallege the allegations of paragraphs 1 through 81 as if fully set forth herein.

          83. The effect of the Amended By-Laws is to impede and interfere with the efforts of stockholders to effectively exercise their rights as stockholders.

          84. The Amended By-Laws were designed to entrench the Board and current management to protect their generous compensation schemes and to insulate themselves from stockholder participation. The timing of the Board's amendments to the By-Laws shows it was done for the primary purpose of impeding and interfering with the fundamental rights of the Company's stockholders.

          85. There is no compelling justification for the amendments to the By-Laws adopted by the Board. They constitute a wrongful subversion of corporate democracy by manipulation of the Delaware corporate machinery.

          86. The Amended By-Laws were not adopted based on a reasonable belief that a danger to corporate policy and effectiveness existed such that defensive, anti-takeover measures were appropriate.

          87. The Amended By-Laws were not a reasonable response in relation to any threat to corporate policy or effectiveness.

          88. The Director Defendants, through the adoption of the Amended By-Laws, breached their fiduciary duties to Plaintiffs.

          89. The Director Defendants in adopting the Amended By-Laws did not act in good faith.

          90. As evidenced by the actions that the Defendants have taken thus far, Plaintiffs are aggrieved by their substantially impaired ability to exercise their rights and effect change as stockholders of SOURCECORP due to the amendments to the By-Laws. Thus, there is a substantial controversy between parties having adverse interests which is of sufficient immediacy and reality to warrant the issuance of a declaratory judgment.

          91. Accordingly, Plaintiffs are entitled to a declaration that, the SOURCECORP Board's adoption of the Amended

By-Laws violated the Board's fiduciary duties, the Amended By-Laws are invalid, void and of no force and effect, and that the By-Laws as they existed prior to the recent amendments are valid and in-effect.

               SECOND CAUSE OF ACTION FOR BREACH OF FIDUCIARY DUTY

     (Seeking Declaration that the SOURCECORP Board's Adoption of the Rights
      Agreement Violated its Fiduciary Duties and the Rights Agreement and
                       any Rights Thereunder are Invalid)

          92. Plaintiffs repeat and reallege the allegations of paragraphs 1 through 91 as if fully set forth herein.

          93. The Rights Agreement was designed solely to entrench the Board and current management.

          94. The effect of the Rights Agreement is to harm the Company's stockholders by making it more difficult for stockholders to acquire more shares or for the Company to receive takeover bids from third parties.

          95. The Rights Agreement was not adopted based on a reasonable belief that a danger to corporate policy and effectiveness existed such that defensive, anti-takeover measures were appropriate.

          96. The Rights Agreement was not a reasonable response in relation to any threat to corporate policy or effectiveness.

          97. The Director Defendants, through the adoption of the Rights Agreement, breached their fiduciary duties to Plaintiffs because they acted out of self-interest, and not out of a desire to act in the best interests of ordinary stockholders.

          98. The Director Defendants in adopting the Rights Agreement did not act in good faith.

          99. As evidenced by the actions that the Defendants have taken thus far, Plaintiffs are currently aggrieved as stockholders of SOURCECORP due to the Rights Agreement. Thus, there is a substantial controversy between parties having adverse interests which is of sufficient immediacy and reality to warrant the issuance of a declaratory judgment.

          100. Accordingly, Plaintiffs are entitled to a declaration that, the SOURCECORP Board's adoption of the Rights Agreement violated the Board's fiduciary duties, and the Rights Agreement and any Rights thereunder are invalid, void and of no force and effect.

                                PRAYER FOR RELIEF

          Wherefore, Plaintiffs pray for judgment in their favor on all counts as well as the following relief:

          (a) A declaration that the adoption of the Amended By-Laws violated the SOURCECORP Board's fiduciary duties, and are invalid, void, and of no force and effect, and the By-Laws as they existed prior to the recent amendments are in-effect;

          (b) A declaration that the adoption of the Rights Agreement violated the SOURCECORP Board's fiduciary duties and the Rights Agreement and any Rights authorized thereunder are invalid, void, and of no force and effect;

          (c) Awarding Plaintiffs their costs and disbursements in this action, including reasonable attorneys' fees; and

          (d) Such other and further relief as this Court deems just and proper.


                                               POTTER ANDERSON & CORROON LLP.

OF COUNSEL:                                    By: /s/ Brian C. Ralston
                                                  ----------------------------
Howard O. Godnick, Esquire                        Michael D. Goldman (#268)
Marc E. Elovitz, Esquire                          Stephen C. Norman (#2686)
SCHULTE ROTH & ZABEL LLP                          Brian C. Ralston (#3770)
919 Third Avenue                                  Hercules Plaza, 6th Floor
New York, NY  10022                               1313 North Market Street
(212) 756-2000                                    Wilmington, Delaware  19899
                                                  (302) 983-6000
Dated:   July 6, 2005
                                                  Attorneys for Plaintiffs